September 19, 2007

TSX Venture Exchange Tier 1 Trading Symbol: OK

Orko Silver Continues to Hit Wide High Grade Intercepts at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Gary Cope, President of Orko, adds, "We are very pleased that La Preciosa continues to deliver upon its promise. More so, we are excited about the impact the thickness and grade these intercepts will have on our soon to be released NI 43-101 compliant Resource Estimate.”

The following holes highlight results from drilling targeted to intercept La Gloria, Abundancia and Martha Veins.

BP07-115

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

La Gloria	135.50	146.00	10.50	9.52	0.214	254.4	267.2
Includes	135.50	142.76	7.26	6.58	0.290	334.6	352.0
Includes	135.50	140.76	5.26	4.77	0.366	368.9	390.8

Abundancia	240.41	252.04	11.63	10.92	0.129	107.0	114.8
Includes	245.16	248.36	3.20	3.01	0.134	165.1	173.2
Includes	245.16	246.10	0.94	0.88	0.208	233.8	246.3

Chabelita	280.70	286.48	5.78	5.43	0.163	99.6	109.4
Includes	284.65	286.48	1.83	1.72	0.339	111.4	131.7

Unnamed	289.40	290.74	1.34	1.26	0.202	148.0	160.1

Unnamed	435.26	435.58	0.32	0.30	1.045	909.8	972.5

Hole BP07-115 was drilled from the west side of La Preciosa Ridge on mine section 15,300 N, 100 metres east of hole BP05-05. It is oriented at azimuth 090, dip -45 degrees. A strong and thick La Gloria was intersected. Abundancia is a zone of multiple veins and veinlets.

BP07-118

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	322.17	329.27	7.10	6.43	0.597	196.9	232.7
Includes	322.17	324.75	2.58	2.34	1.317	349.6	428.6
Includes	324.41	324.75	0.34	0.31	0.504	961.8	992.0

Hole BP07-118 is located north of La Preciosa Ridge on mine-section 15,600 N, 100 metres east of BP07-90 and 100 metres west of BP07-124. It is oriented azimuth 090, dip -45 degrees and targeted the Martha Vein, where it intersected a strong, mineralized vein at 322.17 to 329.27 metres depth.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .